UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

MINUTES OF THE 298TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JULY 6, 2016

1. DATE, TIME AND PLACE: At 9:00 a.m. on July 6, 2016, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Giselia Silva.

5. RESOLUTIONS TAKEN: After examining and discussing the items on the Agenda, the Directors unanimously resolved to:

(i) Approve the submission to the Extraordinary Shareholders' Meeting of the acquisition of 100% (one hundred percent) of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. by the Company or by a company wholly-owned directly or indirectly by the Company, pursuant to Article 256, of Federal Law 6,404 of December 15, 1976 and, consequently, the Management Proposal for the respective matter;

(ii) Approve the submission to the Extraordinary Shareholders' Meeting of the resignation of Mr. Lício da Costa Raimundo from the position of Sitting Member of the Fiscal Council and the nomination of Mr. Danilo Ferreira da Silva, Brazilian, single, lawyer, holder of identification document (RG) no. 34.605.096, issued by SSP/SP, registered in the roll of individual taxpayers (CPF/MF) under no. 294.854.338-08, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, nº 98, 9º andar, Centro, CEP: 20040-030, to serve for the remaining of the 2016/2017 term in his place, and, consequently, the Management Proposal for the respective matter; and

(iii) in view of the approval of items (i) and (ii) above, approve the notice to call an Extraordinary Shareholders' Meeting, in accordance with the provisions in item (d), Article 17 of the Company's Bylaws, to be held in the headquarters of the Company, at 10:00 a.m. on August 9, 2016.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary.

Murilo Cesar L. S. Passos Ana Maria Elorrieta Francisco Caprino Neto Martin Roberto Glogowsky	Décio Bottechia Júnior Arnaldo José Vollet José Florêncio Rodrigues Neto

Giselia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 7, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.